IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2025 and for the nine and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 82, beginning on July 1st, 2024.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 757,699,663 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,577.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct interest of the Parent Company on the capital stock: 412,158,780 common shares.

Percentage of votes of the Parent Company (direct interest) on the shareholders’ equity: 55.06% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	757,699,663	7,577

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of March 31, 2025, the capital increase and the issuance of shares resolved by the board of directors on March 10, 2025, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2024
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CSJN	Supreme Court of Justice of the Nation (Argentina)
CNV	Securities Exchange Commission (Argentina)
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
MEP	Electronic Payment Market
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
Tandanor	Tandanor S.A.C.I. y N.
VAM	Vista al Muelle S.A.
Zetol	Zetol Ltd.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2025 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2025	06.30.2024
ASSETS
Non-current assets
Investment properties	8	2,147,041	2,239,343
Property, plant and equipment	9	50,388	48,078
Trading properties	10, 22	51,042	25,688
Intangible assets	11	17,326	84,945
Right-of-use assets	12	11,586	14,042
Investments in associates and joint ventures	7	173,610	170,141
Deferred income tax assets	19	6,822	8,016
Income tax credit		24	14
Trade and other receivables	13, 14	36,184	44,973
Investments in financial assets	13	8,040	13,404
Derivative financial instruments	13	-	74
Total non-current assets		2,502,063	2,648,718
Current assets
Trading properties	10, 22	27,156	541
Inventories	22	1,210	1,420
Income tax credit		274	1,415
Trade and other receivables	13, 14	87,669	100,210
Investments in financial assets	13	151,457	158,687
Derivative financial instruments	13	997	-
Cash and cash equivalents	13	287,954	37,214
Total current assets		556,717	299,487
TOTAL ASSETS		3,058,780	2,948,205
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,335,824	1,418,558
Non-controlling interest		89,918	97,045
TOTAL SHAREHOLDERS’ EQUITY		1,425,742	1,515,603
LIABILITIES
Non-current liabilities
Borrowings	13, 17	494,703	243,758
Lease liabilities	12	3,120	11,912
Deferred income tax liabilities	19	671,570	737,209
Trade and other payables	13, 16	50,546	50,392
Provisions	18	26,373	27,643
Salaries and social security liabilities		122	147
Total non-current liabilities		1,246,434	1,071,061
Current liabilities
Borrowings	13, 17	188,422	238,571
Lease liabilities	12	4,937	2,485
Trade and other payables	13, 16	107,281	95,593
Income tax liabilities		70,259	8,806
Provisions	18	4,194	4,845
Derivative financial instruments	13	-	5
Salaries and social security liabilities		11,511	11,236
Total current liabilities		386,604	361,541
TOTAL LIABILITIES		1,633,038	1,432,602
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,058,780	2,948,205

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Revenues	20	336,028	333,013	105,708	93,144
Costs	21, 22	(130,676)	(107,811)	(42,511)	(30,367)
Gross profit		205,352	225,202	63,197	62,777
Net (loss) / gain from fair value adjustment of investment properties	8	(141,903)	(601,653)	111,142	(927,497)
General and administrative expenses	21	(45,718)	(31,705)	(14,993)	(15,578)
Selling expenses	21	(17,317)	(18,503)	(6,799)	(4,966)
Other operating results, net	23	(5,872)	(3,553)	4,614	(1,903)
(Loss) / profit from operations		(5,458)	(430,212)	157,161	(887,167)
Share of profit / (loss) of associates and joint ventures	7	10,052	44,556	(16,848)	(2,555)
Profit / (loss) before financial results and income tax		4,594	(385,656)	140,313	(889,722)
Finance income	24	3,556	27,739	1,803	16,467
Finance costs	24	(27,951)	(53,035)	(566)	(17,314)
Other financial results	24	59,728	95,795	(12,141)	175,879
Inflation adjustment	24	17,027	41,112	9,430	(35,868)
Financial results, net		52,360	111,611	(1,474)	139,164
Profit / (loss) before income tax		56,954	(274,045)	138,839	(750,558)
Income tax expense	19	(21,891)	99,829	(59,294)	229,762
Profit / (loss) for the period		35,063	(174,216)	79,545	(520,796)
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(781)	(5,132)	744	5,354
Total other comprehensive (loss) / income for the period		(781)	(5,132)	744	5,354
Total comprehensive income / (loss) for the period		34,282	(179,348)	80,289	(515,442)

Profi / (loss) for the period attributable to:
Equity holders of the parent		33,417	(163,611)	76,598	(498,196)
Non-controlling interest		1,646	(10,605)	2,947	(22,600)

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		33,047	(168,893)	77,333	(491,874)
Non-controlling interest		1,235	(10,455)	2,956	(23,568)

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		45.10	(219.61)	103.37	(668.72)
Diluted		39.45	(219.61) (iii)	90.43	(668.72)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	431,425	29,065	629,140	(13,553)	63,046	243,917	9,953	18,150	1,418,558	97,045	1,515,603
Net profit for the period	-	-	-	-	-	-	-	-	-	33,417	33,417	1,646	35,063
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(370)	-	(370)	(411)	(781)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(370)	33,417	33,047	1,235	34,282
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(22,856)	22,856	-	-	-
Repurchase of treasury shares (iii)	(115)	115	-	-	-	-	-	-	(18,397)	-	(18,397)	-	(18,397)
Warrants exercise (ii)	162	-	11	(4,398)	9,648	-	-	-	-	-	5,423	-	5,423
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	173	173
Dividend distribution (iv)	-	-	-	-	-	-	-	-	(102,790)	-	(102,790)	(8,552)	(111,342)
Distribution of treasury shares (iv)	257	(257)	-	-	-	(46,898)	-	-	46,898	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	69	-	-	(69)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(17)	-	(17)	17	-
Balance as of March 31, 2025	7,485	92	431,436	24,667	638,788	(60,382)	63,046	243,917	(87,648)	74,423	1,335,824	89,918	1,425,742

(i) Includes ARS 74 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) As of March 31, 2025, the remaining warrants to exercise amount to 64,217,648. See Note 28 to these Financial Statements.
(iii) Related to the Shares Buyback Programs approved by the Board on July 11, 2024. As of March 31, 2025 the Company has bought 11,541,885 shares. See Note 28 to these Financial Statements.
(iv) See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended March 31, 2025 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(35,356)	95,948	(3,834)	76,378	(123,183)	9,953
Other comprehensive loss for the period	-	-	(370)	-	-	(370)
Total comprehensive loss for the period	-	-	(370)	-	-	(370)
Assignment of results according to Shareholders´ Meeting	-	-	-	(22,856)	-	(22,856)
Repurchase of treasury shares	(18,397)	-	-	-	-	(18,397)
Dividend distribution	-	(51,395)	-	(51,395)	-	(102,790)
Distribution of treasury shares	46,898	-	-	-	-	46,898
Reserve for share-based payments	82	-	-	-	(151)	(69)
Reallocation of reserves	-	(44,553)	-	44,553	-	-
Changes in non-controlling interest	-	-	-	-	(17)	(17)
Balance as of March 31, 2025	(6,773)	-	(4,204)	46,680	(123,351)	(87,648)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Shares to issue	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2023	799	6,553	12	431,398	30,618	625,520	2,453	49,035	243,917	57,482	321,227	1,769,014	109,109	1,878,123
Net loss for the period	-	-	-	-	-	-	-	-	-	-	(163,611)	(163,611)	(10,605)	(174,216)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(5,282)	-	(5,282)	150	(5,132)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(5,282)	(163,611)	(168,893)	(10,455)	(179,348)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	14,011	-	52,046	(66,057)	-	-	-
Repurchase of treasury shares	(238)	-	238	-	-	-	-	-	-	(26,530)	-	(26,530)	-	(26,530)
Warrants exercise	25	-	-	19	(801)	1,908	-	-	-	-	-	1,151	-	1,151
Issuance of shares	6,678	(6,553)	(125)	-	-	-	(15,880)	-	-	15,880	-	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	-	117	117
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(214,164)	(214,164)	(5,836)	(220,000)
Reserve for share-based payments	1	-	(1)	-	-	-	(126)	-	-	126	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	(60)	-	(60)	60	-
Balance as of March 31, 2024	7,265	-	124	431,417	29,817	627,428	(13,553)	63,046	243,917	93,662	(122,605)	1,360,518	92,995	1,453,513

(i) Includes ARS 42 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) Group’s other reserves for the period ended March 31, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2023	(16,238)	43,902	923	152,020	(123,125)	57,482
Other comprehensive loss for the period	-	-	(5,282)	-	-	(5,282)
Total comprehensive loss for the period	-	-	(5,282)	-	-	(5,282)
Assignment of results according to Shareholders´ Meeting	-	52,046	-	-	-	52,046
Repurchase of treasury shares	(26,530)	-	-	-	-	(26,530)
Issuance of shares	15,880	-	-	-	-	15,880
Reserve for share-based payments	130	-	-	-	(4)	126
Changes in non-controlling interest	-	-	-	-	(60)	(60)
Balance as of March 31, 2024	(26,758)	95,948	(4,359)	152,020	(123,189)	93,662

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2025	03.31.2024
Operating activities:
Net cash generated from operating activities before income tax paid	15	132,637	125,661
Income tax paid		(9,896)	(8,191)
Net cash generated from operating activities		122,741	117,470
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(33)	-
Acquisition and improvements of investment properties		(28,566)	(11,551)
Proceeds from sales of investment properties		7,114	60,990
Acquisitions and improvements of property, plant and equipment		(5,552)	(3,823)
Proceeds from sales of property, plant and equipment		-	12
Acquisitions of intangible assets		(1,881)	(720)
Dividends collected from associates and joint ventures		302	582
Proceeds from sales of interest held in associates and joint ventures		6,030	31,075
Payment of derivative financial instruments		(60)	(2,063)
Acquisitions of investments in financial assets		(220,785)	(275,701)
Proceeds from disposal of investments in financial assets		210,633	329,029
Interest received from financial assets		12,891	5,808
Proceeds from loans granted to related parties		721	2,185
Increase of loans granted to related parties		-	(233)
Net cash (used in) / generated from investing activities		(19,186)	135,590
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		351,261	85,005
Payment of borrowings and non-convertible notes		(91,439)	(76,128)
Obtaining of short term loans, net		61,379	20,546
Interests paid		(36,011)	(61,457)
Repurchase of non-convertible notes		(43,125)	-
Capital contributions from non-controlling interest in subsidiaries		173	117
Loans received from associates and joint ventures, net		298	491
Dividends paid		(76,072)	(208,062)
Warrants exercise		5,423	1,151
Payment of lease liabilities		(2,459)	(566)
Repurchase of treasury shares		(18,397)	(26,530)
Net cash generated from / (used in) financing activities		151,031	(265,433)
Net increase / (decrease) in cash and cash equivalents		254,586	(12,373)
Cash and cash equivalents at the beginning of the period	13	37,214	42,680
Inflation adjustment of cash and cash equivalents		(2,830)	(12,576)
Foreign exchange (loss) / gain on cash and cash equivalents and unrealized fair value result for cash equivalents		(1,016)	14,985
Cash and cash equivalents at end of the period	13	287,954	32,716

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 6, 2025.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the date of these Financial Statements, the Group owns 16 shopping malls, 5 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.13% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 15 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Group also manages a 5 office buildings portfolio and has majority stakes in 3 luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of March 31, 2025 and for the interim periods of nine months ended March 31, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of March 31, 2025, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of March 31, 2025 (nine months)	As of March 31, 2025 (twelve months)
Price variation	32%	56%

As a consequence, these Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2025 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2024 and March 31, 2024 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2025 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

4.1.
Zetol - Payment of installments for share purchase

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

4.2.
Purchase of property adjacent to Alto Avellaneda shopping mall

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

4.3.
Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A.

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the CNV and the markets, both national and foreign, where its shares are listed.

The merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 14 and 28, 2024, the Shareholders' Meetings of IRSA and CELAP, respectively, were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer of the entire equity of the absorbed company to the absorbing company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

IRSA Inversiones y Representaciones Sociedad Anónima

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP is already incorporated into its equity.

4.4.
“261 Della Paolera” floor sale

On October 15, 2024, we sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 8) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

4.5.
Purchase of Shopping Mall “Terrazas de Mayo”

On December 3, 2024, the Company signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 86 stores, 20 stands and a built-up area of 33,700 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the operation was set at USD 27.75 million, of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed and 20% remaining 36 months from the signing of the deed. Implicit interests have been segregated for a total of USD 1.5 million.

4.6.
Sale of lots – "Ramblas del Plata"

On January 27, 2025, IRSA signed two sales agreements for two lots. The total price of both transactions was approximately USD 23.4 million, of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possession.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	269,586	(1,510)	67,952	-	336,028
Costs	(62,495)	151	(68,332)	-	(130,676)
Gross profit / (loss)	207,091	(1,359)	(380)	-	205,352
Net (loss) / gain from fair value adjustment of investment properties	(141,679)	(224)	-	-	(141,903)
General and administrative expenses	(46,066)	233	-	115	(45,718)
Selling expenses	(17,400)	83	-	-	(17,317)
Other operating results, net	(5,969)	(2)	214	(115)	(5,872)
(Loss) / profit from operations	(4,023)	(1,269)	(166)	-	(5,458)
Share of profit of associates and joint ventures	9,155	897	-	-	10,052
Segment profit / (loss)	5,132	(372)	(166)	-	4,594
Reportable assets	2,452,667	69	-	606,044	3,058,780
Reportable liabilities (i)	-	-	-	(1,633,038)	(1,633,038)
Net reportable assets	2,452,667	69	-	(1,026,994)	1,425,742

	03.31.2024
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	276,363	(1,456)	58,106	-	333,013
Costs	(48,593)	176	(59,394)	-	(107,811)
Gross profit / (loss)	227,770	(1,280)	(1,288)	-	225,202
Net loss from fair value adjustment of investment properties	(601,750)	97	-	-	(601,653)
General and administrative expenses	(32,078)	177	-	196	(31,705)
Selling expenses	(18,651)	148	-	-	(18,503)
Other operating results, net	(3,821)	(24)	488	(196)	(3,553)
(Loss) / profit from operations	(428,530)	(882)	(800)	-	(430,212)
Share of profit of associates and joint ventures	44,085	471	-	-	44,556
Segment (loss) / profit	(384,445)	(411)	(800)	-	(385,656)
Reportable assets	2,429,626	6,350	-	400,850	2,836,826
Reportable liabilities (i)	-	-	-	(1,383,313)	(1,383,313)
Net reportable assets	2,429,626	6,350	-	(982,463)	1,453,513

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 57 as of March 31, 2025.

(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	191,675	13,993	10,407	49,022	4,489	269,586
Costs	(13,977)	(1,071)	(14,022)	(30,398)	(3,027)	(62,495)
Gross profit / (loss)	177,698	12,922	(3,615)	18,624	1,462	207,091
Net gain / (loss) from fair value adjustment of investment properties	202,198	(104,471)	(238,924)	-	(482)	(141,679)
General and administrative expenses	(22,289)	(1,845)	(8,721)	(8,774)	(4,437)	(46,066)
Selling expenses	(10,001)	(604)	(1,923)	(3,798)	(1,074)	(17,400)
Other operating results, net	(119)	126	(8,052)	(326)	2,402	(5,969)
Profit / (loss) from operations	347,487	(93,872)	(261,235)	5,726	(2,129)	(4,023)
Share of profit of associates and joint ventures	-	-	-	-	9,155	9,155
Segment profit / (loss)	347,487	(93,872)	(261,235)	5,726	7,026	5,132

Investment properties and trading properties	1,153,235	274,009	801,778	-	2,231	2,231,253
Investment in associates and joint ventures	-	-	-	-	167,155	167,155
Other operating assets	4,633	425	108	42,173	6,920	54,259
Reportable assets	1,157,868	274,434	801,886	42,173	176,306	2,452,667

	03.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
Revenues	176,528	16,787	11,492	67,996	3,560	276,363
Costs	(10,131)	(904)	(6,484)	(28,270)	(2,804)	(48,593)
Gross profit	166,397	15,883	5,008	39,726	756	227,770
Net loss from fair value adjustment of investment properties	(20,711)	(176,572)	(404,409)	-	(58)	(601,750)
General and administrative expenses	(22,286)	(1,842)	(8,823)	(9,443)	10,316	(32,078)
Selling expenses	(9,102)	(449)	(3,964)	(4,469)	(667)	(18,651)
Other operating results, net	(1,994)	(161)	(2,348)	(1,300)	1,982	(3,821)
Profit / (loss) from operations	112,304	(163,141)	(414,536)	24,514	12,329	(428,530)
Share of profit of associates and joint ventures	-	-	-	-	44,085	44,085
Segment profit / (loss)	112,304	(163,141)	(414,536)	24,514	56,414	(384,445)

Investment properties and trading properties	892,985	354,636	870,317	-	3,527	2,121,465
Investment in associates and joint ventures	-	-	-	-	183,876	183,876
Other operating assets	3,207	451	71,254	42,514	6,859	124,285
Reportable assets	896,192	355,087	941,571	42,514	194,262	2,429,626

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	03.31.2025	06.30.2024
Beginning of the period / year	170,122	181,136
Sale of interest in associates and joint ventures (i)	(3,458)	(34,450)
Capital contributions	33	-
Share of profit	10,052	44,763
Currency translation adjustment	(101)	(107)
Dividends (Note 25)	(5,111)	(21,220)
Increase of participation in associates (iii)	2,155	-
Decrease of interest (iv)	(139)	-
End of the period / year (ii)	173,553	170,122

(i)
As of June 30, 2024, mainly corresponds to the sale of interest in Quality Invest S.A. and GCDI S.A.
(ii)
As of March 31, 2025 and June 30, 2024 includes ARS (57) and ARS (19) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
Corresponds to the participation in Challenger Gold Ltd.
(iv)
Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	03.31.2025	06.30.2024	03.31.2025	06.30.2024	03.31.2025	03.31.2024
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,298	1,420	(123)	115
BHSA	29.13%	29.89%	136,385	136,497	3,338	36,131
BACS (1)	55.86%	56.35%	10,304	9,993	311	2,290
Nuevo Puerto Santa Fe	50.00%	50.00%	6,455	5,853	968	481
La Rural SA	50.00%	50.00%	15,256	13,964	5,455	10,084
GCDI	27.35%	27.39%	1,839	1,691	156	(5,035)
Other joint ventures	N/A	N/A	2,016	704	(154)	249
Total associates and joint ventures			173,553	170,122	9,951	44,315

Below is additional information about the Group’s main investments in associates and joint ventures:

					Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(2)	(*)	(49)
BHSA	Argentina	Financial	437,003,209	(**)	1,500	(**)	11,178	(**)	456,680
BACS (1)	Argentina	Financial	33,125,751	(**)	88	(**)	824	(**)	27,315
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		1,936		12,365
La Rural SA	Argentina	Organization of events	714,998		1		11,140		30,287
GCDI	Argentina	Real estate	250,293,070		915		71		6,727

(1)
Includes participation through BHSA, which owns a 62.28% stake in BACS.

(*)
Amounts in millions of US Dollars.
(**)
Information as of March 31, 2025 according to IFRS.

Puerto Retiro (joint venture)

Regarding the information provided in Note 8 to the Annual Financial Statements as of June 30, 2024, the following should be noted:

Recently, on November 26, 2024, the Supreme Court of Justice of the Nation (CSJN) issued rulings on the various appeals filed by the parties. Regarding the civil action, the Court granted the extraordinary appeals filed by Tandanor and the Ministry of Defense and unanimously ruled to: (i) annul the appealed cassation ruling concerning the statute of limitations of the civil action (ordering a new ruling based on the theory of arbitrariness of judgment); (ii) confirm the forfeiture of Plant I but order its restitution to Tandanor instead of the National State.

Although the CSJN clarified that its decision does not imply addressing the merits of the claim set forth in the civil action, it ordered that the corresponding court issue a new ruling considering the defenses that Tandanor and the Ministry of Defense raised when responding to the statute of limitations objection, specifically regarding the starting date of the limitation period. Legal costs were also imposed.

It is important to highlight that the civil action is directed solely against Puerto Retiro and not against IRSA (regardless of the individual defendants), meaning it cannot affect IRSA from a legal point of view. Moreover, the facts underlying the civil action in the criminal proceedings occurred before IRSA acquired shares in the Puerto Retiro company.

Notwithstanding the above, it is worth noting that the decision regarding the forfeiture of Plant I in favor of Tandanor has been finalized.

IRSA Inversiones y Representaciones Sociedad Anónima

As a result of the ruling issued on November 26, 2024, mentioned above, Chamber IV of the Federal Court of Cassation appointed new members for the purpose of issuing a new judgment as ordered by the Supreme Court of Justice (CSJN), and scheduled a hearing for May 26, 2025, during which the parties must present their defenses regarding the statute of limitations on the civil action. Regarding the composition of the Chamber, the previous judges, Drs. Carvallo and Borinsky, recused themselves from the case and were replaced by Drs. Iacobuchi and Barrotaveña. Judge Gustavo Hornos did not recuse himself from continuing to participate in the case, despite having previously taken part in the ruling that was overturned by the Supreme Court. As a result, Puerto Retiro challenged Judge Hornos on objective grounds. Chamber IV rejected the disqualification motion, prompting the filing of a federal extraordinary appeal, which was denied by a ruling issued and notified on March 28, 2025. Against that decision, a complaint appeal was filed for the denied extraordinary appeal, and in addition, a precautionary request was submitted to the Supreme Court for the preventive suspension of the oral hearing scheduled for May 26, 2025

La Rural (joint venture)

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Arcos

Regarding the information provided in Note 7 to the Annual Financial Statements as of June 30, 2024, the following should be noted:

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

The procedural deadlines in this case have been suspended since December 13, 2024, pending the referral of the case file “ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)”.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	03.31.2025		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,367,308	872,035	1,920,751	864,367
Additions	18,423	43,289	5,864	11,697
Capitalized leasing costs	61	99	21	281
Amortization of capitalized leasing costs (i)	(94)	(177)	(178)	(231)
Transfers	(1,940)	(1,597)	(36,054)	(9)
Disposals	(8,369)	(17)	(66,081)	-
Currency translation adjustment	(77)	-	(14)	-
Net (loss) / gain from fair value adjustment (ii)	(350,245)	208,342	(457,001)	(4,070)
Fair value at the end of the period / year	1,025,067	1,121,974	1,367,308	872,035

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the nine-month period ended March 31, 2025, the net loss from fair value adjustment of investment properties was ARS 141,903. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 24.94% during the nine-month period ended March 31, 2025, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Level 3:

a)
gain of ARS 57,630 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 144,106 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 346 basis points in the discount rate used for cash flows and a decrease of 288 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and cost of debt components of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 228,317.

Additionally, due to the impact of the inflation adjustment, ARS 216,173 were reclassified for shopping malls from “Net (loss) / gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024:

	03.31.2025	06.30.2024
Shopping Malls (i)	1,139,894	902,157
Offices and other rental properties	315,039	441,588
Undeveloped parcels of land	689,704	892,898
Properties under development	613	613
Others	1,791	2,087
Total	2,147,041	2,239,343

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	03.31.2025	03.31.2024
Revenues (Note 20)	278,118	255,952
Direct operating costs	(87,231)	(73,660)
Development costs	(11,354)	(1,325)
Net realized gain from fair value adjustment of investment properties (i)	2,973	41,131
Net unrealized loss from fair value adjustment of investment properties (ii)	(144,876)	(642,784)

(i)
As of March 31, 2025 corresponds (ARS 5,047) to the realized result from fair value adjustment for the period ((ARS 5,037) for the sale of floors in the “261 Della Paolera” building and (ARS 10) for the sale of parking spaces in Libertador 498) and ARS 8,020 for realized result from fair value adjustment made in previous years (ARS 7,943 for the sale of floors in the “261 Della Paolera” building and ARS 77 for the sale of parking spaces in Libertador 498). As of March 31, 2024 corresponds (ARS 24,077) to the realized result from fair value adjustment for the period ((ARS 24,027) for the Ezpeleta land plot barter agreement, ARS 7,623 for the sale of floors in the “261 Della Paolera” building, (ARS 7,581) for the sale of Maple Building, (ARS 80) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 12) for the sale of parking spaces in Libertador 498) and ARS 65,208 for realized result from fair value adjustment made in previous years (ARS 26,159 for the Ezpeleta land plot barter agreement, ARS 29,140 for the sale of floors in the “261 Della Paolera” building, ARS 9,404 for the sale of Maple Building, ARS 239 for the sale of parking spaces located at 1020 Madero Avenue and ARS 266 for the sale of parking spaces in Libertador 498).
(ii)
Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2024, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2025	06.30.2024
Costs	114,008	46,303	10,810	171,121	166,756
Accumulated depreciation	(70,486)	(44,045)	(8,512)	(123,043)	(117,171)
Net book amount at the beginning of the period / year	43,522	2,258	2,298	48,078	49,585
Additions	3,858	1,195	584	5,637	4,375
Disposals	-	-	-	-	(16)
Currency translation adjustment	-	-	(9)	(9)	(7)
Transfers	-	1,237	-	1,237	13
Depreciation charges (ii)	(3,186)	(1,022)	(347)	(4,555)	(5,872)
Balances at the end of the period / year	44,194	3,668	2,526	50,388	48,078
Costs	117,866	48,735	11,385	177,986	171,121
Accumulated depreciation	(73,672)	(45,067)	(8,859)	(127,598)	(123,043)
Net book amount at the end of the period / year	44,194	3,668	2,526	50,388	48,078

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of March 31, 2025, depreciation charges of property, plant and equipment were recognized as follows: ARS 3,376 in "Costs", ARS 1,172 in "General and administrative expenses" and ARS 7 in "Selling expenses", respectively in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	03.31.2025	06.30.2024
Beginning of the period / year	2,807	11,769	11,653	26,229	30,191
Additions	-	1,212	794	2,006	1,197
Currency translation adjustment	-	(1,763)	-	(1,763)	(1,397)
Transfers	-	71,134	-	71,134	-
Impairment (i)	-	(8,339)	-	(8,339)	-
Disposals	(485)	(10,582)	(2)	(11,069)	(3,762)
End of the period / year	2,322	63,431	12,445	78,198	26,229
Non-current				51,042	25,688
Current				27,156	541
Total				78,198	26,229

(i)
The Company makes a quarterly comparison between the replacement cost and the net realizable value of its properties held for sale. As of the end of the current period, the value of these assets recorded at their inflation-adjusted cost is ARS 41,163, while the net realizable value amounts to ARS 32,824, resulting in an impairment loss of ARS 8,339. The impairment charge has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	03.31.2025	06.30.2024
Costs	2,346	15,291	87,076	104,713	57,632
Accumulated amortization	-	(14,276)	(5,492)	(19,768)	(18,812)
Net book amount at the beginning of the period / year	2,346	1,015	81,584	84,945	38,820
Additions	-	1,881	750	2,631	11,342
Disposals	-	-	-	-	(312)
Transfers	-	2,300	(71,134)	(68,834)	36,050
Currency translation adjustment	-	-	-	-	1
Amortization charges (i)	-	(1,360)	(56)	(1,416)	(956)
Balances at the end of the period / year	2,346	3,836	11,144	17,326	84,945
Costs	2,346	19,472	16,692	38,510	104,713
Accumulated amortization	-	(15,636)	(5,548)	(21,184)	(19,768)
Net book amount at the end of the period / year	2,346	3,836	11,144	17,326	84,945

(i)
As of March 31, 2025, amortization charges were recognized in the amount of ARS 1,348 in "Costs", ARS 58 in "General and administrative expenses" and ARS 10 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of March 31, 2025 and June 30, 2024 are the following:

	03.31.2025	06.30.2024
Offices, shopping malls and other rental properties	7,287	2,717
Convention center	4,299	11,325
Total Right-of-use assets	11,586	14,042
Non-current	11,586	14,042
Total	11,586	14,042

The depreciation charge of the right-of use-assets is detailed below:

	03.31.2025	03.31.2024
Offices, shopping malls and other rental properties	489	437
Convention center	590	550
Total depreciation of right-of-use assets (i)	1,079	987

(i)
As of March 31, 2025, amortization charges were recognized as follows: ARS 659 in "Costs", ARS 65 in "General and administrative expenses" and ARS 355 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of March 31, 2025 and June 30, 2024 are the following:

	03.31.2025	06.30.2024
Offices, shopping malls and other rental properties	5,884	2,599
Convention center	2,173	11,798
Total lease liabilities	8,057	14,397
Non-current	3,120	11,912
Current	4,937	2,485
Total	8,057	14,397

13.
Financial instruments by category

In accordance with IFRS 7, this note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2025 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
March 31, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	109,301	-	-	109,301	18,797	128,098
Investments in financial assets:
- Public companies’ securities	-	23,121	-	23,121	-	23,121
- Mutual funds	-	95,528	-	95,528	-	95,528
- Bonds	-	32,808	-	32,808	-	32,808
- Others	4,883	3,157	-	8,040	-	8,040
Derivative financial instruments:
- Foreign-currency future contracts	-	959	-	959	-	959
- Bond futures	-	38	-	38	-	38
Cash and cash equivalents:
- Cash at bank and on hand	279,155	-	-	279,155	-	279,155
- Short-term investments	-	8,799	-	8,799	-	8,799
Total assets	393,339	164,410	-	557,749	18,797	576,546

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
March 31, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	53,549	-	-	53,549	104,278	157,827
Borrowings (Note 17)	683,125	-	-	683,125	-	683,125
Lease liabilities (Note 12)	8,057	-	-	8,057	-	8,057
Total liabilities	744,731	-	-	744,731	104,278	849,009

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2024 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 3
June 30, 2024
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	118,306	-	-	118,306	30,924	149,230
Investments in financial assets:
- Public companies’ securities	-	23,095	-	23,095	-	23,095
- Mutual funds	-	80,474	-	80,474	-	80,474
- Bonds	-	55,087	-	55,087	-	55,087
- Others	7,255	6,147	33	13,435	-	13,435
Derivative financial instruments
- Options on companies	74	-	-	74	-	74
Cash and cash equivalents:
- Cash at bank and on hand	26,964	-	-	26,964	-	26,964
- Short term investments	-	10,250	-	10,250	-	10,250
Total assets	152,599	175,053	33	327,685	30,924	358,609

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 3
June 30, 2024
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	48,263	-	-	48,263	97,722	145,985
Borrowings (Note 17)	482,329	-	-	482,329	-	482,329
Lease liabilities (Note 12)	14,397	-	-	14,397	-	14,397
Derivative financial instruments:
- Bond futures	-	5	-	5	-	5
Total liabilities	544,989	5	-	544,994	97,722	642,716

As of March 31, 2025, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2025 and June 30, 2024 are as follows:

	03.31.2025	06.30.2024
Sale, leases and services receivables	58,886	56,874
Less: Allowance for doubtful accounts	(4,245)	(4,047)
Total trade receivables	54,641	52,827
Borrowings, deposits and others	45,541	52,863
Advances to suppliers	9,144	12,260
Tax receivables	4,601	6,481
Prepaid expenses	3,008	3,271
Long-term incentive plan	1	1
Dividends receivable	1,864	6,222
Others	5,053	11,258
Total other receivables	69,212	92,356
Total trade and other receivables	123,853	145,183
Non-current	36,184	44,973
Current	87,669	100,210
Total	123,853	145,183

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2025	06.30.2024
Beginning of the period / year	4,047	5,834
Additions (i)	1,179	1,106
Recovery (i)	(171)	(279)
Exchange rate differences	404	3,940
Receivables written off during the period / year as uncollectible	(158)	(14)
Inflation adjustment	(1,056)	(6,540)
End of the period / year	4,245	4,047

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2025 and 2024:

	Note	03.31.2025	03.31.2024
Profit / (loss) for the period		35,063	(174,216)
Adjustments for:
Income tax	19	21,891	(99,829)
Amortization and depreciation	21	7,321	6,391
Loss from disposal of property, plant and equipment	23	-	2
Net loss from fair value adjustment of investment properties	8	141,903	601,653
Loss from disposal of intangible assets		-	312
Gain from lease modification		(1,873)	-
Impairment of trading properties	23	8,339	-
(Gain) / loss from disposal of associates and joint ventures	23	(2,572)	1,887
Loss / (gain) on sale of trading properties and others		2,168	(5,328)
Financial results, net		(70,503)	(114,958)
Provisions and allowances		15,191	704
Share of profit of associates and joint ventures	8	(10,052)	(44,556)
Changes in operating assets and liabilities:
Decrease in inventories		210	153
Decrease / (increase) in trading properties and under development		3,356	(338)
Decrease in trade and other receivables		2,813	18,313
Decrease in trade and other payables		(20,490)	(58,368)
Increase / (decrease) in salaries and social security liabilities		252	(5,646)
Decrease in provisions		(380)	(515)
Net cash generated by operating activities before income tax paid		132,637	125,661

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025	03.31.2024
Increase of investment properties through a decrease of investments in financial assets	21,405	-
Increase of property, plant and equipment through an increase of trade and other payables	85	-
Issuance of non-convertible notes	55,543	-
Increase of investments in financial assets through an increase in trade and other payables	8,285	-
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	2,595	-
Decrease in investments in associates and joint ventures through a decrease in borrowings	281	-
Decrease in trading properties through an increase in trade and other receivables	3,024	-
Other comprehensive loss for the period	781	5,132
Decrease in investment properties through an increase in property, plant and equipment	1,237	12
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	2,155	-
Decrease in investments in financial assets through a decrease in trade and other payables	3,007	-
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	4,644	5,476
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	28,335	-
Increase in right-of-use assets through an increase in lease liabilities	5,058	1,076
Decrease of intangible assets through an increase in trading properties	71,134	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	2,291	6,462
Decrease in trading properties through a decrease in borrowings	-	2,986
Barter transactions of investment properties	16	926
Decrease in investment properties through an increase in trade and other receivables	1,256	3,912
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	1,771
Increase in intangible assets through a decrease in investment properties	2,300	36,051
Increase in intangible assets through an increase in trade and other payables	750	10,382
Increase of investments in financial assets through an increase in borrowings	501	655
Decrease in borrowings through an increase in trade and other payables	3,112	-
Increase in investment properties through an increase in trade and other payables	11,885	-
Decrease in right-of-use assets through a decrease in lease liabilities	6,435	-
Decrease of investment in financial assets through an increase in trade and other receivables	2,568	-
Decrease in lease liabilities through an increase in trade and other payables	434	-
Increase of investment in financial assets through a decrease in derivative financial instruments	36	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	1,933	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2025 and June 30, 2024 were as follows:

	03.31.2025	06.30.2024
Customers´ advances (*)	58,006	51,065
Trade payables	22,280	12,441
Accrued invoices	14,314	10,237
Admission fees (*)	37,607	38,677
Other income to be accrued	555	622
Tenant deposits	565	635
Total trade payables	133,327	113,677
Taxes payable	8,110	7,358
Other payables	16,390	24,950
Total other payables	24,500	32,308
Total trade and other payables	157,827	145,985
Non-current	50,546	50,392
Current	107,281	95,593
Total	157,827	145,985

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 27.

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2025 and June 30, 2024 was as follows:

	Book value		Fair value
	03.31.2025	06.30.2024	03.31.2025	06.30.2024
Non-convertible notes	590,925	431,767	597,535	407,384
Bank loans and others	1,696	8,638	1,696	8,638
Bank overdrafts	85,713	33,794	85,713	33,794
Other borrowings	2,262	5,676	2,262	5,676
Loans with non-controlling interests	2,529	2,454	2,529	2,454
Total borrowings	683,125	482,329	689,735	457,946
Non-current	494,703	243,758
Current	188,422	238,571
Total	683,125	482,329

Local Notes Issuance – Series XXII & XXIII Notes

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

IRSA Inversiones y Representaciones Sociedad Anónima

Series XXIV Notes

On March 31, 2025, the company issued Series XXIV Notes for a nominal value of USD 300 million.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million (on June 22, 2024, the first amortization of 17.5% was paid).

The Class XXIV Notes include certain financial covenants related to the incurrence of additional debt, restricted payments, limitations on transactions with affiliates, among others.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2025	06.30.2024
Beginning of the period / year	32,469	19	32,488	33,045
Additions (i)	2,904	-	2,904	8,901
Share of loss of associates	-	71	71	14
Recovery (i)	(396)	(33)	(429)	(99)
Used during the period / year	(380)	-	(380)	(809)
Inflation adjustment	(4,087)	-	(4,087)	(8,564)
End of the period / year	30,510	57	30,567	32,488
Non-current			26,373	27,643
Current			4,194	4,845
Total			30,567	32,488

(i) Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and seizure on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October 2024 to present witnesses. A list of witnesses has been provided and the parties are in discussions to agree on certain facts of the case, which will be documented and submitted to the Court as part of the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to submit all documents requested by IRSA and Dolphin and, in any case, to request the relevant documentation from the bondholders. The Court set a deadline for submission by the end of April 2025. If the bondholders refuse to comply, IRSA and Dolphin would be authorized to file a formal request through the Court.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

19.
Taxes

The details of the Group’s income tax, is as follows:
	03.31.2025	03.31.2024
Current income tax	(86,336)	(94,517)
Deferred income tax	64,445	194,346
Income tax	(21,891)	99,829

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025	03.31.2024
(Profit) / loss for the period at tax rate applicable in the respective countries	(21,800)	99,557
Permanent differences:
Share of profit / (loss) of associates and joint ventures	5,407	14,244
Provision of tax loss carry forwards	136	1,056
Accounting Inflation adjustment permanent difference	9,017	12,418
Difference between provision and tax return	(4,262)	(624)
Non-taxable profit, non-deductible expenses and others	6,669	5,674
Tax inflation adjustment permanent difference	(17,058)	(32,496)
Income tax	(21,891)	99,829

The gross movement in the deferred income tax account as of March 31, 2025 and June 30, 2024 is as follows:

	03.31.2025	06.30.2024
Beginning of period / year	(729,193)	(805,389)
Deferred income tax charge	64,445	76,196
End of period / year	(664,748)	(729,193)
Deferred income tax assets	6,822	8,016
Deferred income tax liabilities	(671,570)	(737,209)
Deferred income tax liabilities, net	(664,748)	(729,193)

20.
Revenues

	03.31.2025	03.31.2024
Base rent	128,226	96,330
Contingent rent	41,691	67,540
Admission rights	18,696	16,447
Parking fees	10,711	8,281
Commissions	6,871	2,856
Property management fees	1,779	1,684
Others	2,342	1,921
Averaging of scheduled rent escalation	(150)	2,787
Rentals and services income	210,166	197,846
Revenue from hotels operation and tourism services	49,009	67,970
Sale of trading properties and others	8,901	9,091
Total revenues from sales, rentals and services	268,076	274,907
Expenses and collective promotion fund	67,952	58,106
Total revenues from expenses and collective promotion funds	67,952	58,106
Total Group’s revenues	336,028	333,013

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2025	03.31.2024
Cost of sale of goods and services	15,659	-	-	15,659	9,262
Salaries, social security costs and other personnel expenses	43,924	19,642	2,514	66,080	60,971
Depreciation and amortization	5,654	1,295	372	7,321	6,391
Fees and payments for services	2,976	4,982	1,226	9,184	11,560
Maintenance, security, cleaning, repairs and others	37,274	3,923	54	41,251	34,675
Advertising and other selling expenses	12,451	38	2,657	15,146	15,956
Taxes, rates and contributions	8,336	1,899	9,308	19,543	18,295
Director´s fees (Note 25) (i)	-	11,675	-	11,675	(6,222)
Leases and service charges	2,068	450	23	2,541	1,539
Allowance for doubtful accounts, net	-	-	1,008	1,008	568
Other expenses	2,334	1,814	155	4,303	5,024
Total as of March 31, 2025	130,676	45,718	17,317	193,711	-
Total as of March 31, 2024	107,811	31,705	18,503	-	158,019

(i) On 5 October 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting for ARS 9,050 (nominal values). The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 (nominal values) and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the nine-month period ended March 31, 2024, with the final approval of said fee, the Company proceeded to recover the excess in the provision restated at the end of the period, with a balancing entry in the line that gave rise to it.

22.
Costs

	03.31.2025	03.31.2024
Inventories at the beginning of the period	27,649	31,808
Purchases and expenses	132,472	108,346
Currency translation adjustment	(1,763)	613
Transfers	71,134	-
Impairment	(8,339)	-
Disposals	(11,069)	(3,761)
Inventories at the end of the period	(79,408)	(29,195)
Total costs	130,676	107,811

The following table presents the composition of the Group’s inventories as of March 31, 2025 and June 30, 2024:

	03.31.2025	06.30.2024
Real estate	78,198	26,229
Others	1,210	1,420
Total inventories at the end of the period (*)	79,408	27,649

(*) Inventories include trading properties and inventories, net of impairments.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	03.31.2025	03.31.2024
Donations	(751)	(530)
Share of gain / (loss) from disposal of associates and joint ventures	2,572	(1,887)
Lawsuits and other contingencies	(2,508)	(6,358)
Administration fees	738	312
Interest and allowances generated by operating credits	1,069	2,208
Loss from disposal of property, plant and equipment	-	(2)
Impairment of trading properties	(8,339)	-
Others	1,347	2,704
Total other operating results, net	(5,872)	(3,553)

24.
Financial results, net

	03.31.2025	03.31.2024
Finance income:
- Interest income	3,556	27,739
Total finance income	3,556	27,739
Finance costs:
- Interest expenses	(22,552)	(44,833)
- Other finance costs	(5,399)	(8,202)
Total finance costs	(27,951)	(53,035)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	37,979	126,584
- Exchange rate differences, net	25,445	(24,423)
- Gain / (loss) from repurchase of non-convertible notes	405	(226)
- Gain / (loss) from derivative financial instruments, net	1,222	(1,942)
- Other financial results	(5,323)	(4,198)
Total other financial results	59,728	95,795
- Inflation adjustment	17,027	41,112
Total financial results, net	52,360	111,611

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2025 and June 30, 2024:

Item	03.31.2025	06.30.2024
Trade and other receivables	32,379	42,517
Investments in financial assets	4,878	5,533
Borrowings	(1,074)	(1,024)
Trade and other payables	(15,570)	(22,592)
Total	20,613	24,434

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	03.31.2025	06.30.2024	Description of transaction	Item
New Lipstick	260	290	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	2,337	2,608	Other investments	Investments in financial assets
	318	327	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	46	51	Leases and/or rights of use receivable	Trade and other receivable
	-	6,222	Dividends receivable	Trade and other receivable
La Rural S.A.	1,864	1,808	Canon	Trade and other receivable
	1,864	-	Dividends	Trade and other receivable
	(68)	(3)	Others	Trade and other payables
	8	21	Others	Trade and other receivable
	(6)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	(760)	(686)	Loans obtained	Borrowings
	13	38	Management Fee	Trade and other receivable
	(208)	(28)	Others	Trade and other payables
	33	14	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	14	16	Loans granted	Trade and other receivable
Total associates and joint ventures	5,716	10,679
Cresud	633	734	Reimbursement of expenses receivable	Trade and other receivable
	(1,639)	(2,790)	Corporate services payable	Trade and other payables
	421	558	Non-convertible notes	Investments in financial assets
	(7)	-	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	(595)	(1,502)
Futuros y Opciones S.A.	11	7	Others	Trade and other receivable
Helmir S.A.	(314)	(338)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	(303)	(331)
Directors	(4,765)	(7,333)	Fees for services received	Trade and other payables
	-	10	Reimbursement of expenses receivable	Trade and other receivable
	(24)	-	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	-	4,273	Loans granted	Trade and other receivable
	8	4	Others	Trade and other receivable
Sutton	5,428	5,345	Loans granted	Trade and other receivable
	(79)	(101)	Others	Trade and other payables
Rundel Global LTD	2,120	2,367	Other investments	Investments in financial assets
Yad Levim LTD	21,741	23,241	Loans granted	Trade and other receivable
Sociedad Rural Argentina S.A.	(8,686)	(12,118)	Others	Trade and other payables
Others	(40)	(62)	Leases and/or rights of use receivable	Trade and other payables
	75	39	Others	Trade and other receivable
	(45)	(153)	Others	Trade and other payables
	62	76	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	15,795	15,588
Total at the end of the period / year	20,613	24,434

(1) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2025 and 2024:

Related party	03.31.2025	03.31.2024	Description of transaction
BHN Vida S.A	-	(58)	Leases and/or rights of use
BHN Seguros Generales S.A.	-	(20)	Leases and/or rights of use
Comparaencasa Ltd.	(236)	2,054	Financial operations
Other associates and joint ventures (1)	71	44	Financial operations
	(7)	(5)	Leases and/or rights of use
	385	253	Corporate services
Total associates and joint ventures	213	2,268
Cresud	456	86	Leases and/or rights of use
	(8,449)	(9,950)	Corporate services
	(30)	(136)	Financial operations
Total parent company	(8,023)	(10,000)
Helmir S.A.	4	(376)	Financial operations
Total subsidiaries of parent company	4	(376)
Directors (2)	(11,675)	6,222	Fees and remunerations
Senior Management	(528)	(502)	Fees and remunerations
Rundel Globa LTD	-	4,171	Financial operations
Yad Leviim LTD	975	872	Financial operations
Sociedad Rural Argentina S.A.	1,765	674	Financial operations
Others	82	61	Corporate services
	(179)	(117)	Leases and/or rights of use
	(727)	402	Financial operations
	(548)	(337)	Donations
	(865)	(1,085)	Fees and remuneration
	(425)	(510)	Legal services
Total others	(12,125)	9,851
Total at the end of the period	(19,931)	1,743

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.
(2)
See Note 21 these Financial Statements.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2025 and 2024:

Related party	03.31.2025	03.31.2024	Description of the operation
Banco Hipotecario S.A.	(3,450)	-	Sale of shares
GCDI	(8)	(196)	Sale of shares
Quality Invest S.A.	-	(34,142)	Sale of shares
Total sale of shares	(3,458)	(34,338)
Puerto Retiro S.A.	(33)	-	Irrevocable contributions
Total irrevocable contributions	(33)	-
Cresud	(53,861)	(116,190)	Dividend distributed
Helmir S.A.	(3,043)	(6,219)	Dividend distributed
Total dividends distributed	(56,904)	(122,409)
Cyrsa S.A.	583	-	Dividends received
La Rural S.A.	4,163	-	Dividends received
Nuevo Puerto Santa Fe S.A.	365	582	Dividends received
Total dividends received	5,111	582

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount	Peso exchange rate (2)	03.31.2025	06.30.2024
Assets
Trade and other receivables
US Dollar	32.68	1,071.00	34,998	31,489
Euros	0.01	1,156.47	11	13
Uruguayan pesos	0.16	25.50	4	-
Receivables with related parties:
US Dollar	25.91	1,074.00	27,824	23,926
Total trade and other receivables			62,837	55,428
Investments in financial assets
US Dollar	92.54	1,071.00	99,109	111,120
Pounds	0.62	1,381.59	860	1,061
New Israel Shekel	5.72	288.19	1,648	1,227
Investments with related parties:
US Dollar	2.57	1,074.00	2,758	3,167
Total investments in financial assets			104,375	116,575
Derivative financial instruments
US Dollar	0.03	1,071.00	37	-
Total Derivative financial instruments			37	-
Cash and cash equivalents
US Dollar	257.32	1,071.00	275,592	23,779
Uruguayan pesos	0.16	25.50	4	16
Pounds	-	1,381.59	3	3
Euros	0.01	1,156.47	9	5
New Israel Shekel	-	288.19	-	1
Brazilian Reais	0.01	193.60	1	-
Total cash and cash equivalents			275,609	23,804
Total Assets			442,858	195,807

Liabilities
Trade and other payables
US Dollar	26.73	1,074.00	28,707	21,689
Uruguayan pesos	0.78	25.50	20	39
Payables to related parties:
US Dollar	8.01	1,074.00	8,608	12,006
Total Trade and other payables			37,335	33,734
Borrowings
US Dollar	551.81	1,074.00	592,647	381,776
Borrowings with related parties
US Dollar	1.00	1,074.00	1,074	998
Total Borrowings			593,721	382,774
Derivative financial instruments
US Dollar	-	1,074.00	-	5
Total derivative financial instruments			-	5
Lease liabilities
US Dollar	3.80	1,074.00	4,086	14,268
Total lease liabilities			4,086	14,268
Provisions
New Israel Shekel	87.79	288.19	25,301	26,716
Total Provisions			25,301	26,716
Total Liabilities			660,443	457,497

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Exchange rates as of March 31, 2025 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program – New program

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, we completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were fully paid on the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise

During the nine-month period ended March 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 4.9 million was received, for converted warrants of 11,450,536 and a total of 16,240,501 common shares of the Company with a nominal value of ARS 10 were issued.

IRSA Inversiones y Representaciones Sociedad Anónima

Banco Hipotecario S.A. – Cash dividend payment

On March 31, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 64,893 million, which will be paid in 10 equal, monthly, and consecutive installments, in proportion to each shareholder’s equity interest, and calculated in constant currency as of the payment date of each installment. The first payment is scheduled to begin on June 30, 2025.

As of the date of these financial statements, the authorization from the BCRA (Central Bank of the Argentine Republic, as per its Spanish acronym) is still pending.

29.
Subsequent events

Economic context in which the Group operates

Through General Resolution No. 5672/2025, dated April 14, 2025, the ARCA (Customs Collection and Control Agency, as per its Spanish acronym) modified the regime for the collection of the Income Tax and/or Personal Property Tax for individuals and legal entities.

Additionally, the Executive Power issued Decree No. 269/2025, which repealed Decree No. 28 from December 13, 2023, which had allowed the settlement of the foreign exchange equivalent of exports of goods (including pre-financing and post-financing) and services, with 80% through the foreign exchange market and 20% through transactions involving the purchase and sale of negotiable securities acquired in foreign currency and sold with settlement in local currency.

Furthermore, the Central Bank of the Argentine Republic issued new regulations to ease the foreign exchange market, which include:

●
Access to the foreign exchange market will be allowed for the payment of profits and dividends to non-resident shareholders when they correspond to distributable profits obtained from the profits realized in audited regular annual financial statements for fiscal years starting from January 1, 2025.
●
All imports of goods with customs entry registration as of April 14, 2025, will be able to be paid without a minimum period established by the BCRA.
●
Capital goods with pending customs registration may be paid as long as:
●
The sum of the advance payments does not exceed 30% of the FOB value of the goods to be imported.
●
The sum of advance payments, sight payments, and commercial debt without customs entry registration does not exceed 80% of the FOB value of the goods to be imported:
●
The tariff positions of the goods to be imported do NOT correspond to those detailed in point 12.1 of the Revised Text on Foreign Trade and Exchange.
●
Services provided from April 14, 2025, by an unrelated party may be paid from the date of provision or accrual (previously, payments were allowed 30 days from the date of provision or accrual).
●
Services provided from April 14, 2025, by a related party may be paid 90 days after the date of provision or accrual (previously, payments were allowed 180 days from the date of provision or accrual).

The Company’s management continuously monitors the evolution of the variables that affect its business to define its course of action and identify potential impacts on its financial and equity position.

The Group’s financial statements should be read considering these circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

Sale of lots – "Ramblas del Plata"

On May 6, 2025, IRSA signed a barter agreement for a new lot in the first stage of the “Ramblas del Plata” project.

The first stage consists of 14 lots with 126,000 square meters, representing 18% of the total sellable area of the project. The bartered lot has an area of 1,701 square meters and an estimated total sellable area of 5,633 square meters.

The total value of the transaction is USD 4.2 million, which will be paid to IRSA through an upfront cash payment and sellable square meters to be received in the future.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of March 31, 2025, the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine and three month period then ended, of changes in shareholders’ equity and of cash flows for the nine month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with IFRS accounting standards and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2025;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of March 31, 2025 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 496.805.889, which was not due at that date.

Autonomous City of Buenos Aires, May 6, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
Carlos Brondo Public Accountant	Noemí I. Cohn Public Accountant

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues	105,708	93,144	13.5%	336,028	333,013	0.9%
Result from fair value adjustment of investment properties	111,142	(927,497)	-	(141,903)	(601,653)	(76.4)%
Result from operations	157,161	(887,167)	-	(5,458)	(430,212)	(98.7)%
Depreciation and amortization	2,504	2,133	17.4%	7,321	6,391	14.6%
EBITDA (1)	159,665	(885,034)	-	1,863	(423,821)	-
Adjusted EBITDA (1)	43,998	42,622	3.2%	155,078	200,881	(22.8)%
Result for the period	79,545	(520,796)	-	35,063	(174,216)	-
Attributable to equity holders of the parent	76,598	(498,196)	-	33,417	(163,611)	-
Attributable to non-controlling interest	2,947	(22,600)	-	1,646	(10,605)	-
(1) See Point XVI: EBITDA Reconciliation.

Group revenues decreased by 0.9% during the nine-month period of 2025 compared to the same period in 2024, primarily due to an increase in Shopping Malls segment.

Adjusted EBITDA from the rental segments reached ARS 167,445 million, 4.9% lower than the nine-month period of the previous year, ARS 147.914 million coming from the Shopping Malls segment, ARS 10,851 million from the office segment and ARS 8,680 million from Hotels segment. Total Adjusted EBITDA reached ARS 155,078 million, decreasing by 22.8% compared to the same period of the previous fiscal year, due to lower sales of investment properties.

The net result for the nine-month period of fiscal year 2025 registered a ARS 35,063 million gain, compared to a loss of ARS 174,216 million in the same period of the previous year. This is mainly explained by the lower loss recorded from changes in the fair value of investment properties, due to the lower impact of inflation exposure on our properties valued in USD.

II. Shopping Malls

Our portfolio’s leasable area totaled 371,186 sqm of GLA. Real tenants’ sales of our shopping malls reached ARS 618,333 million in the third quarter of FY25, 13.4% up compared to the same period of FY24, after two quarters of decline. In the accumulated nine-month period, tenant real sales reached ARS 2,200,286 million, 4.6% lower than in the same period of the previous fiscal year.

The portfolio occupancy grew to 98.1%, excluding Terrazas de Mayo shopping mall, recently acquired, occupied at 81.7%.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

Shopping Malls’ Operating Indicators

	IIIQ 25	IIQ 25	IQ 25	IVQ 24	IIIQ 24
Gross leasable area (sqm)	371,186	370,897	336,884	336,545	335,866
Tenants’ sales (3 months cumulative in current currency)	618,333	867,544	714,409	667,514	545,069
Occupancy	98.1%(1)	97.7%(1)	96.8%	97.6%	97.9%
(1) Excluding “Terrazas de Mayo”, recently acquired.

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues from sales, leases, and services	60,368	43,634	38.4%	191,675	176,528	8.6%
Net result from fair value adjustment on investment properties	72,738	(380,111)	-	202,198	(20,711)	-
Result from operations	117,034	(350,676)	-	347,487	112,304	209.4%
Depreciation and amortization	978	625	56.5%	2,625	1,824	43.9%
EBITDA (1)	118,012	(350,051)	-	350,112	114,128	206.8%
Adjusted EBITDA (1)	45,274	30,060	50.6%	147,914	134,839	9.7%
(1) See Point XVI: EBITDA Reconciliation

Income from this segment during the nine-month period of fiscal year 2025 reached ARS 191,675 million, 8.6% higher compared with the same period of the previous fiscal year. Adjusted EBITDA reached ARS 147,914 million, increasing by 9.7% compared to the same period of 2024.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,712	139	99.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,255	152	100.0%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,849	120	92.4%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,842	106	98.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	89	93.0%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	48,284	161	99.2%	80%
Soleil	Jul-10	Province of Buenos Aires	15,673	73	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,502	62	100.0%	90,0%
Terrazas de Mayo	Dec-24	Province of Buenos Aires	33,700	86	81.7%	100%
Alto Noa Shopping	Mar-95	Salta	19,428	83	96.4%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	35,080	131	100.0%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	117	98.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,604	98	98.9%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,572	66	98.6%	50%
Alto Comahue	Mar-15	Neuquén	11,702	83	98.7%	99,95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			371,186	1,566	98.1%(6)
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.
(6) Excluding “Terrazas de Mayo”, recently acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

Quarterly and cumulative tenants’ sales as of March 31, 2025, compared to the same period of fiscal years 2024, 2023, 2022, and 2021

(ARS million)	IIIQ 25	IIIQ 24	YoY Var
Alto Palermo	67,121	66,550	0.9%
Abasto Shopping	82,403	72,950	13.0%
Alto Avellaneda	70,683	55,656	27.0%
Alcorta Shopping	38,849	38,342	1.3%
Patio Bullrich	20,101	22,387	(10.2)%
Dot Baires Shopping	58,695	48,474	21.1%
Soleil	35,944	36,196	(0.7)%
Distrito Arcos	38,983	40,380	(3.5)%
Terrazas de Mayo	16,653	-	-
Alto Noa Shopping	24,676	24,747	(0.3)%
Alto Rosario Shopping	68,757	54,822	25.4%
Mendoza Plaza Shopping	40,954	38,245	7.1%
Córdoba Shopping	19,412	17,557	10.6%
La Ribera Shopping(1)	10,954	8,765	25.0%
Alto Comahue	24,148	19,998	20.8%
Total sales	618,333	545,069	13.4%
(1)
Through our joint venture Nuevo Puerto Santa Fe S.A.

(ARS million)	9M 25	9M 24	YoY Var	9M 23	9M 22	9M 21
Alto Palermo	258,854	306,143	(15.4)%	299,595	240,372	101,174
Abasto Shopping	292,681	315,698	(7.3)%	330,899	241,553	91,940
Alto Avellaneda	247,933	232,882	6.5%	225,006	171,628	76,218
Alcorta Shopping	149,512	178,078	(16.0)%	175,899	169,658	79,711
Patio Bullrich	78,031	98,575	(20.8)%	97,840	87,524	51,372
Dot Baires Shopping	200,019	193,813	3.2%	181,800	154,497	71,352
Soleil	139,244	135,424	2.8%	120,234	112,502	57,486
Distrito Arcos	152,264	183,139	(16.9)%	168,796	141,150	78,207
Terrazas de Mayo	25,142	-	-	-	-	-
Alto Noa Shopping	82,089	93,871	(12.6)%	94,266	88,717	66,674
Alto Rosario Shopping	241,750	238,183	1.5%	261,467	229,302	149,782
Mendoza Plaza Shopping	138,306	139,381	(0.8)%	139,004	131,335	124,879
Córdoba Shopping	73,223	77,514	(5.5)%	80,578	74,305	48,725
La Ribera Shopping(1)	35,836	37,176	(3.6)%	40,805	34,391	18,137
Alto Comahue	85,402	75,607	13.0%	68,680	54,277	24,003
Total sales	2,200,286	2,305,484	(4.6)%	2,284,869	1,931,211	1,039,660
(1)
Through our joint venture Nuevo Puerto Santa Fe S.A.

Quarterly and cumulative tenants’ sales per type of business as of March 31, 2025, compared to the same period of fiscal years 2024, 2023, 2022, and 2021 (1)

(ARS million)	IIIQ 25	IIIQ 24	YoY Var
Clothes and footwear	303,179	292,536	3.6%
Entertainment	19,515	14,959	30.5%
Home and decoration	18,758	14,419	30.1%
Restaurants	87,166	74,735	16.6%
Miscellaneous	86,116	78,684	9.4%
Services	18,193	15,037	21.0%
Home Appliances	82,539	54,699	50.9%
Department Store	2,867	-	-
Total	618,333	545,069	13.4%
(1)
Including sales from stands and excluding spaces used for special exhibitions.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

(ARS million)	9M 25	9M 24	YoY Var	9M 23	9M 22	9M 21
Clothes and footwear	1,207,687	1,330,379	(9.2)%	1,323,720	1,152,101	571,704
Entertainment	59,586	59,304	0.5%	63,193	43,291	6,448
Home and decoration	57,208	55,955	2.2%	54,781	52,959	29,983
Restaurants	263,051	266,217	(1.2)%	254,789	180,047	76,749
Miscellaneous	304,286	304,024	0.1%	273,947	298,150	163,528
Services	54,659	52,514	4.1%	39,740	31,112	12,712
Home Appliances	245,455	237,091	3.5%	274,699	173,551	122,812
Department Store	8,354	-	-	-	-	55,724
Total	2,200,286	2,305,484	(4.6)%	2,284,869	1,931,211	1,039,660
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from quarterly and cumulative leases as of March 31, 2025, compared to the same period of fiscal year 2024, 2023, 2022 and 2021

(ARS million)	IIIQ 25	IIIQ 24	YoY Var
Base rent	36,574	21,114	73.2%
Percentage rent	8,741	11,405	(23.4)%
Total rent	45,315	32,519	39.3%
Non-traditional advertising	1,679	1,548	8.5%
Revenues from admission rights	6,619	5,557	19.1%
Fees	556	530	4.9%
Parking	3,399	2,072	64.0%
Commissions	2,399	1,079	122.3%
Other	401	329	21.9%
Subtotal	60,368	43,634	38.4%
Expenses and Collective Promotion Fund	20,413	55,079	(62.9)%
Total	80,781	98,713	(18.2)%

(ARS million)	9M 25	9M 24	YoY Var	9M 23	9M 22	9M 21
Base rent(1)	104,044	72,489	43.5%	67,962	43,751	35,151
Percentage rent(2)	41,950	67,900	(38.2)%	70,115	63,691	18,858
Total rent	145,994	140,389	4.0%	138,077	107,442	54,009
Non-traditional advertising	7,174	5,595	28.2%	3,532	2,727	1,282
Revenues from admission rights	18,812	16,558	13.6%	15,047	10,633	10,192
Fees	1,653	1,562	5.8%	1,513	1,675	1,778
Parking	10,637	8,271	28.6%	7,379	4,324	380
Commissions	6,609	2,829	133.6%	3,889	2,927	2,050
Other	797	1,324	(39.8)%	349	405	2,122
Subtotal(3)	191,676	176,528	8.6%	169,786	130,133	71,813
Expenses and Collective Promotion Fund	65,107	56,010	16.2%	61,411	45,106	35,223
Total	256,783	232,538	10.4%	231,197	175,239	107,036
(1)
Includes Revenues from stands for ARS 13,343 million.
(2)
Includes Revenues from Re! Outlet stands for ARS 945.3 millones.
(3)
Includes ARS 173.3 million from Patio Olmos and ARS 505.9 million from sponsorship income from “Buenos Aire Fashion Week” Production.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

III. Offices

According to Colliers, the quarter closes with a slight decrease in vacancy standing at 15.8%, in the Buenos Aires City premium market (A+ & A), while prices remain stable at average levels of USD 22.7 per sqm.

Offices’ Operating Indicators

	IIIQ 25	IIQ 25	IQ 25	IVQ 24	IIIQ 24
Gross Leasable area	58,074	58,074	59,271	59,348	59,348
Total Occupancy	96.4%	94.3%	92.3%	89.4%	86.6%
Class A+ & A Occupancy	100.0%	100.0%	97.9%	95.5%	92.8%
Class B Occupancy	69.2%	58.7%	56.1%	50.6%	46.7%
Rent USD/sqm	25.7	25.5	24.6	24.4	24.6

The gross leasable area in the third quarter of fiscal year 2025 was 58,074. The average occupancy of the premium portfolio stood at 100% and of the total portfolio grew to 96.4%. The portfolio’s average rent reached USD 25.7 per sqm.

Offices’ Financial Indicators

(in ARS million)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues from sales, leases and services	4,558	8,484	(46.3)%	13,993	16,787	(16.6)%
Net result from fair value adjustment on investment properties, PP&E e inventories	9,216	(177,674)	-	(104,471)	(176,572)	(40.8)%
Profit from operations	12,480	(170,206)	-	(93,872)	(163,141)	(42.5)%
Depreciation and amortization	89	61	45.9%	252	253	(0.4)%
EBITDA(1)	12,569	(170,145)	-	(93,620)	(162,888)	(42.5)%
Adjusted EBITDA (1)	3,353	7,529	(55.5)%	10,851	13,684	(20.7)%
(1) See Point XVI: EBITDA Reconciliation.

During the nine-month period of fiscal year 2025, revenues from the offices segment decrease by 16.6% and Adjusted EBITDA by 20.7% compared to the previous fiscal year, mainly due to stable dollar-denominated prices and a devaluation lower than inflation. The Adjusted EBITDA margin reached 77.5%.

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	9M 25 - Rental revenues (ARS million) (4)
AAA & A Offices
Intercontinental Plaza(3)	Dec-14	2,979	100.0%	100%	779
Dot Building	Nov-06	11,242	100.0%	80%	2,280
Zetta	May-19	32,173	100.0%	80%	8,464
261 Della Paolera(5)	Dec-20	3,740	100.0%	100%	1,353
Total AAA & A Offices		50,134	100.0%		12,876

B Offices
Philips(6)	Jun-17	7,940	69.2%	100%	1,117
Total B Buildings		7,940	69.2%	100%	1,117
Subtotal Offices		58,074	96.4%		13,993
(1) Corresponds to the total gross leasable area of each property as of March 31, 2025. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of March 31, 2025. For the occupancy calculation, 1,271 m² are excluded due to being under construction. This exclusion also impacts on the total occupancy calculation.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) As of March 31, 2025, we owned 10.4% of the building that has 35,872 square meters of gross leasable area.
(6) The building is entirely dedicated to the workplace business.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

IV. Hotels

After two years of historic record-high activity levels, the company's hotels continue to experience a decline in their income and occupancy levels. This is due to a decrease in international tourism inflows mainly because of the appreciation of the ARS against the USD.

(in ARS million)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues	15,860	23,380	(32.2)%	49,022	67,996	(27.9)%
Profit from operations	2,065	9,528	(78.3)%	5,726	24,514	(76.6)%
Depreciation and amortization	983	1,030	(4.6)%	2,954	3,023	(2.3)%
EBITDA	3,048	10,558	(71.1)%	8,680	27,537	(68.5)%

During the nine-month period of fiscal year 2025, Hotels segment recorded a decrease in revenues of 27.9% compared with the same period of fiscal year 2024 while the segment’s EBITDA reached ARS 8,680 million, a 68.5% decrease when compared to the same period of fiscal year 2024.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (4)
Intercontinental (1)	11/01/1997	76,34%	313	77.0%
Sheraton Libertador (2)	03/01/1998	100,00%	200	55.2%
Llao Llao (3)	06/01/1997	50,00%	205	56.5%
Total	-	-	718	65.1%
(1) Through Nuevas Fronteras S.A.
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

Hotels’ operating and financial indicators.

	IIIQ 25	IIQ 25	IQ 25	IVQ 24	IIIQ 24
Average Occupancy	67.1%	67.1%	55.1%	49.8%	68.7%
Average Rate per Room (USD/night)	236.8	229.4	256.4	197.7	257.0

V. Sales and Developments

(in ARS million)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues	2,922	789	270.3%	10,407	11,492	(9.4)%
Net result from fair value adjustment on investment properties	29,476	(371,572)	-	(238,924)	(404,409)	(40.9)%
Result from operations	28,100	(374,130)	-	(261,235)	(414,536)	(37.0)%
Depreciation and amortization	47	52	-9.6%	149	176	(15.3)%
Realized Net result from fair value adjustment on investment properties	-	159	(100.0)%	2,973	41,131	(92.8)%
Impairment loss on properties for sale	4,525	-	-	(8,339)	-	-
EBITDA (1)	28,147	(374,078)	-	(261,086)	(414,360)	(37.0)%
Adjusted EBITDA (1)	(5,854)	(2,347)	149.4%	(10,850)	31,180	(134.8)%
(1) See Point XVI: EBITDA Reconciliation.

Adjusted EBITDA of “Sales and Developments” segment recorded a loss of ARS 10,850 million during the nine-month period of fiscal year 2025, a 134.8% decrease compared to the same period of the previous fiscal year, due to the impact of a lower realized result from changes in the fair value of investment properties because of lower sales recorded during the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

VI. Others

(in millions of ARS)	IIIQ 25	IIIQ 24	YoY Var	9M 25	9M 24	YoY Var
Revenues	1,157	761	52.0%	4,489	3,560	26.1%
Net result from fair value adjustment on investment properties	(296)	(933)	(68.3)%	(482)	(58)	731.0%
Result from operations	(2,139)	(3,981)	(46.3)%	(2,129)	12,329	(117.3)%
Depreciation and amortization	420	393	6.9%	1,402	1,192	17.6%
Recovery of provision				-	18,082	(100.0)%
EBITDA	(1,719)	(3,588)	(52.1)%	(727)	13,521	(105.4)%
Adjusted EBITDA	(1,423)	(2,655)	(46.4)%	(245)	(4,503)	(94.6)%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.13% as of March 31, 2025. During the nine-month period of fiscal year 2025, the investment in Banco Hipotecario generated an ARS 3,338 million gain compared to ARS 36,131 million gain during the same period of 2024. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

VIII. EBITDA by Segment (ARS million)

9M 25	Shopping malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	347,487	(93,872)	(261,235)	5,726	(2,129)	(4,023)
Depreciation and amortization	2,625	252	149	2,954	1,402	7,382
EBITDA	350,112	(93,620)	(261,086)	8,680	(727)	3,359

9M 24	Shopping malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	112,304	(163,141)	(414,536)	24,514	12,329	(428,530)
Depreciation and amortization	1,824	253	176	3,023	1,192	6,468
EBITDA	114,128	(162,888)	(414,360)	27,537	13,521	(422,062)
EBITDA Var	206.8%	(42.5)%	(37.0)%	(68.5)%	(105.4)%	-

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	269,586	(1,510)	67,952	-	336,028
Costs	(62,495)	151	(68,332)	-	(130,676)
Gross result	207,091	(1,359)	(380)	-	205,352
Result from sales of investment properties	(141,679)	(224)	-	-	(141,903)
General and administrative expenses	(46,066)	233	-	115	(45,718)
Selling expenses	(17,400)	83	-	-	(17,317)
Other operating results, net	(5,969)	(2)	214	(115)	(5,872)
Result from operations	(4,023)	(1,269)	(166)	-	(5,458)
Share of loss of associates and joint ventures	9,155	897	-	-	10,052
Result before financial results and income tax	5,132	(372)	(166)	-	4,594
*Includes Puerto Retiro & Nuevo Puerto Santa Fe.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of March 31, 2025:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	75.7	Variable	< 360 days
Series XXI	ARS	15.8	Variable	Jun-25
Series XVI	USD	28.3	7.00%	Jul-25
Series XVII	USD	25.0	5.00%	Dec-25
Series XX	USD	21.3	6.00%	Jun-26
Series XVIII	USD	21.4	7.00%	Feb-27
Series XXII	USD	15.8	5.75%	Oct-27
Series XIV	USD	85.7	8.75%	Jun-28
Series XXIII	USD	51.5	7.25%	Oct-29
Series XXIV	USD	293.3	8.00%	Mar-35
IRSA’s Total Debt	USD	633.8
Cash & Cash Equivalents + Investments (2)	USD	401.9
IRSA’s Net Debt	USD	231.9
(1)
Principal amount in USD (million) at an exchange rate of ARS 1,074.75/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

XI. Material and Subsequent Events

January to March 2025: “Ramblas del Plata” Project Commercialization Progress

During the third quarter of fiscal year 2025, the Company signed two sales agreements and nine barter contracts with various developers for eleven lots of the extended first phase of “Ramblas del Plata” project. The lots have an estimated saleable area of 94,993 square meters, and the transactions amount to approximately USD 66.1 million.

“Phase I” extended consists of 20 lots totaling approximately 163,800 square meters, which represents 23.4% of the project’s total saleable area, and currently, 9 lots remain available for commercialization.

February 2025: Warrants Exercise

The Company informs that between February 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 9,401,756 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 2,742,492 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 748,297,907 to 757,699,663 with a face value of ARS 10, and the new number of outstanding warrants decreased from 70,562,502 to 64,217,648.

March 2025: Credit Rating Upgrade

The company informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), upgraded the long-term issuer local rating of IRSA Inversiones y Representaciones S.A. from AA+(arg) to AAA(arg), with Stable Outlook, and confirmed the short-term issuer rating at category A1+ (arg).

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

March 2025: Series XXIV Notes Issuance and Series XIV Notes Exchange offer

On March 31, 2025, the company issued Series XXIV Notes for a nominal value of USD 300 million to finance investment projects, working capital, and settle existing liabilities.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million.

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2025	03.31.2024	03.31.2023	03.31.2022	03.31.2021
Non-current assets	2,502,063	2,504,392	3,131,290	3,301,065	3,708,254
Current assets	556,717	332,433	385,847	301,470	352,480
Total assets	3,058,780	2,836,825	3,517,137	3,602,535	4,060,734
Capital and reserves attributable to the equity holders of the parent	1,335,824	1,360,518	1,800,830	1,456,630	1,301,696
Non-controlling interest	89,918	92,995	111,326	103,712	431,346
Total shareholders’ equity	1,425,742	1,453,513	1,912,156	1,560,342	1,733,042
Non-current liabilities	1,246,434	983,373	1,335,269	1,732,968	1,755,027
Current liabilities	386,604	399,939	269,712	309,225	572,665
Total liabilities	1,633,038	1,383,312	1,604,981	2,042,193	2,327,692
Total liabilities and shareholders’ equity	3,058,780	2,836,825	3,517,137	3,602,535	4,060,734

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2025	03.31.2024	03.31.2023	03.31.2022	03.31.2021
Profit from operations	(5,458)	(430,212)	(88,352)	(44,858)	(103,851)
Share of profit of associates and joint ventures	10,052	44,556	8,345	(9,307)	(39,143)
Result from operations before financing and taxation	4,594	(385,656)	(80,007)	(54,165)	(142,994)
Financial income	3,556	27,739	3,009	3,568	1,729
Financial cost	(27,951)	(53,035)	(60,562)	(78,582)	(88,743)
Other financial results	59,728	95,795	49,149	182,034	111,895
Inflation adjustment	17,027	41,112	66,202	14,902	3,816
Financial results, net	52,360	111,611	57,798	121,922	28,697
Results before income tax	56,954	(274,045)	(22,209)	67,757	(114,297)
Income tax	(21,891)	99,829	214,340	74,379	(13,553)
Result for the period from continued operations	35,063	(174,216)	192,131	142,136	(127,850)
Result for the period from discontinued operations after taxes	-	-	-	-	(154,129)
Result of the period	35,063	(174,216)	192,131	142,136	(281,979)
Other comprehensive results for the period	(781)	(5,132)	(6,502)	(8,450)	(190,888)
Total comprehensive result for the period	34,282	(179,348)	185,629	133,686	(472,867)

Attributable to:
Equity holders of the parent	33,047	(168,893)	179,558	145,704	(296,470)
Non-controlling interest	1,235	(10,455)	6,071	(12,018)	(176,397)

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2025	03.31.2024	03.31.2023	03.31.2022	03.31.2021
Net cash generated from operating activities	122,741	117,470	122,789	87,491	53,380
Net cash (used in) / generated from investing activities	(19,186)	135,590	132,403	120,774	1,133,585
Net cash used in financing activities	151,031	(265,433)	(294,698)	(165,529)	(786,990)
Net (decrease) / increase in cash and cash equivalents	254,586	(12,373)	(39,506)	42,736	399,975
Cash and cash equivalents at beginning of year	37,214	42,680	134,575	33,349	2,344,294)
Inflation adjustment	(2,830)	(12,576)	(3,326)	(2,559)	(3,091)
Deconsolidation of subsidiaries	-	-	-	-	(2,510,294)
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	(1,016)	14,985	(1,107)	(3,259)	(153,264)
Cash and cash equivalents at period-end	287,954	32,716	90,636	70,267	77,620

XV. Comparative Ratios

(in ARS million)	03.31.2025		03.31.2024		03.31.2023		03.31.2022		03.31.2021
Liquidity
CURRENT ASSETS	556,717	1.44	332,433	0.83	385,847	1.43	301,470	0.97	352,480	0.62
CURRENT LIABILITIES	386,604		399,939		269,712		309,225		572,665
Solvency
SHAREHOLDERS’ EQUITY	1,425,742	0.87	1,453,513	1.05	1,912,156	1.19	1,560,342	0.76	1,733,042	0.74
TOTAL LIABILITIES	1,633,038		1,383,312		1,604,981		2,042,193		2,327,692
Capital Assets
NON-CURRENT ASSETS	2,502,063	0.82	2,504,392	0.88	3,131,290	0.89	3,301,065	0.92	3,708,254	0.91
TOTAL ASSETS	3,058,780		2,836,825		3,517,137		3,602,535		4,060,734
Profitability
RESULT OF THE PERIOD	35,063	0.02	(174,216)	(0.10)	192,131	0.11	142,136	0.09	(281,979)	(0.14)
AVERAGE SHAREHOLDERS’ EQUITY	1,439,628		1,682,835		1,736,249		1,646,692		2,004,170

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2024	2023
Profit for the period	35,063	(174,216)
Interest income	(3,556)	(27,739)
Interest expense	22,552	44,833
Income tax	21,891	(99,829)
Depreciation and amortization	7,321	6,391
EBITDA (unaudited)	83,271	(250,560)
Net gain / (loss) from fair value adjustment of investment properties	141,903	601,653
Realized net gain from fair value adjustment of investment properties	2,973	41,131
Impairment Loss on properties for sale	8,339	-
Recovery of provision	-	(18,082)
Share of profit of associates and joint ventures	(10,052)	(44,556)
Inflation adjustment	(17,027)	(41,112)
Other financial results	(54,329)	(87,593)
Adjusted EBITDA (unaudited)	155,078	200,881

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

XVII. NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization, plus impairment loss on properties for sale.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2025	2024
Gross profit	205,352	225,202
Selling expenses	(17,317)	(18,503)
Depreciation and amortization	7,321	6,391
Realized result from fair value of investment properties	2,973	41,131
Impairment Loss on properties for sale	8,339	-
NOI (unaudited)	206,668	254,221

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

XVIII. FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2025	2024
Result for the period	35,063	(174,216)
Result from fair value adjustments of investment properties	141,903	601,653
Result from fair value adjustments of investment properties, realized	2,973	41,131
Impairment Loss on properties for sale	8,339	-
Recovery of provision	-	(18,082)
Depreciation and amortization	7,321	6,391
Other financial results	(54,329)	(87,593)
Income tax current / deferred	(64,445)	(194,346)
Non-controlling interest	(1,646)	10,605
Non-controlling interest related to PAMSA’s fair value	(12,838)	(29,499)
Results of associates and joint ventures	(10,052)	(44,556)
Inflation adjustment	(17,027)	(41,112)
Adjusted FFO (unaudited)	35,262	70,376

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2025

XIX. Brief comment on prospects for the Next Quarter

The third quarter of fiscal year 2025 ended with great results, mainly in the shopping malls’ segment. Tenant sales increased by 13.4% in real terms in the quarter, after two quarters of decline and portfolio occupancy increased to 98.1%. Offices also evolved favorably, mainly in terms of occupancy due to the higher return to office observed in Buenos Aires City. The hotels have represented a challenge this year with lower revenues and occupancy compared to 2024.

We are optimistic about the future evolution of our rental segments and the real estate sector in general. Inflation reduction, the tax amnesty and the launch of mortgage loans in the country are generating a higher volume of real estate transactions with a growing impact on prices. Meanwhile, the recent measure to ease foreign exchange controls and grant unlimited access to foreign currency for individuals will further boost real estate transactions, which are denominated in dollars. Regarding consumer activity, we expect our shopping malls to keep evolving favorably in line with the recovery of real wages and economic activity in 2025, and we hope to optimize the tenant mix of the recently acquired "Terrazas de Mayo" shopping mall, reflecting in increased income and occupancy. We trust in the quality of our premium portfolio and the wide variety of offers and services that our shopping malls offer as places of meeting and experience. The biggest challenge is represented by the hotel and tourism activity, which faces a situation of lower exchange rate competitiveness after two years of record income driven by the influx of international tourism in the country.

Regarding sales and development segment, we will continue to analyze opportunities for acquisition, sale, and/or swaps of properties and evaluate the best time to launch the mixed-use developments that the company has in its extensive land reserve. In this regard, we recently announced ambitious plans to develop housing in Argentina. We will build apartment buildings in the Caballito neighborhood, renovate the “Del Plata Building” in front of the obelisk to transform its offices into housing and move forward with the development of the Polo Dot mixed-use complex. On the other hand, we launched the construction of our next shopping mall in the city of La Plata, BA province, and started the infrastructure works for the largest development in the company's history, Ramblas del Plata, formerly known as Costa Urbana, while advancing in the process of signing the agreements corresponding to the commercialization of the first stage of the project, already committed to local developers.

Ramblas del Plata has the potential to develop 866,000 sqm (approximately 690,000 sellable sqm), will require a large investment over the coming years, will generate many direct and indirect jobs, and will house approximately 10,000 families. We hope to contribute to the development of the city with an innovative, modern, and sustainable project, which implies a great opportunity and responsibility.

We will continue working during fiscal year 2025 on reducing and making the cost structure more efficient while continuing to evaluate financial, economic, and/or corporate tools that allow the company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as the disposal of assets publicly and/or privately, which may include real estate as well as negotiable securities owned by the company, notes issuance, repurchase of own shares, among other instruments that are useful to the proposed objectives.

Looking ahead, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients an attractive mix of products and services, places for meetings, and a memorable experience, with the aim of achieving an increasingly modern and sustainable portfolio. We trust in the quality of our portfolio and the capacity of our management to successfully carry out the business.

Eduardo S. Elsztain
Chairman